Exhibit 99.2

Hi Everyone,

My name is Alyssa, and I work as a specialist on the Masterworks art acquisitions team.

Our latest offering is a dynamic example from Joan Mitchell’s coveted series of early 1960s works that she painted in her Paris studio, shortly after relocating from New York in 1959. Mitchell has been recognized as one of the most celebrated American Abstract Expressionists of her generation. A major retrospective of her work is currently on view at the Baltimore Museum of Modern Art, and was previously displayed at the San Francisco Museum of Modern Art.

Paintings by Joan Mitchell created between 1959 and 1965 that are similar in scale to the Painting and characteristic of her style of gestural abstraction have appreciated at an estimated 12.0% between 1990 and 2021. Among sales of similar works is a slightly larger Terrain Vague, created in 1965, which sold for $4.5 million at Christie’s New York in November of 2019. This past marker of performance makes us excited to be able to bring our latest Mitchell acquisition to the platform at an offering of just under $3 million.

Works from this period are rare. Our acquisitions team has reviewed over 70 paintings by Joan Mitchell. We have only come across 17 examples from this period, either at auction or on the private market, and have purchased 3.

Major works from Mitchell’s Paris Years have achieved some of the top records for her market at auction, with 12 Hawks at 3 O’Clock, which sold for $14 million in November 2018, as her top third record, and an untitled large-scale abstraction, which sold for around $12 million in May 2014, as her top fifth record. Mitchell’s top record at auction was for the sale of Blueberry, from 1969, which sold for $16.6 million in May of 2018.

In 2021, Mitchell’s total turnover in hammer prices was $54.5 million, across 69 objects. The Joan Mitchell Foundation is exclusively represented by David Zwirner, one of the leading dealers in the art market.

Investing involves risk. Before investing in our offering, please be sure to carefully review the Offering Circular available on the Masterworks website or on the SEC’s EDGAR website.